UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 31, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bridgepoint Education, Inc.

File No. 001-34272 - CF#34059

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       Bridgepoint Education, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 2, 2016.

       Based on representations by Bridgepoint Education, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through October 22, 2020
Exhibit 10.4	through June 30, 2021
Exhibit 10.5	through December 31, 2020
Exhibit 10.6	through December 31, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary